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Cheap Chick Trading Company

Clothing Store

Homewood, AL 35209

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Profile   **Data Room**   **Discussion**

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THE PITCH

Cheap Chick Trading Company is seeking investment to open our first resale clothing store.

First Location

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OUR MISSION

Cheap Chick Trading Company makes the resale clothing experience fun for our customers, fulfilling for our employees, and rewarding for our owners. It is a sustainable and ethical business that reduces waste and achieves profits through the buying, selling, and trading of gently used clothing and accessories.



Customers bring gently used, clean clothing and accessories to Cheap Chick. When an item meets our criteria, an offer of cash or store credit is made on the spot.

The item then becomes our merchandise and is immediately processed to the sales floor for purchase. Inventory is refreshed daily with minimum time and effort, as compared to consignment model resale businesses.

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PRESS

❊ **4 Indicators that the Reuse and Resale Market Is on the Rise**
 More companies are working toward a circular economy, potentially indicating a critical shift from rapidly buying more new stuff to sup

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BUSINESS MODEL

Cheap Chick Trading Company reduces waste and achieves profits by reselling gently used clothing and accessories through an ever changing stock, a customer base excited to return soon, and a 70% resell margin.



The secondhand market is set to hit $64B in the next five years.

Generation Z shoppers, (born between 1995 and 2012, ages 25 and younger), are adopting second-hand fashion faster than any other generation.

We have identified a store location equal distance between three college campuses.

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TEAM EXPERIENCE

Shannon brings 25 years of corporate retail management success, including opening three new store locations.



Managed businesses with sales over $6m and 10,000 sq ft. in retail space.

25 years of retail management experience including 6 in the resale niche.

Her stores regularly performed in the top 10% of their companies.

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TARGET MARKET

We have identified 47,000 16 to 30 year olds and 56,000 mothers with children ages 0 to 17 within a ten mile radius of the Green Springs location who can be targeted for Facebook/Instagram ads using the following key words: ethical consumerism, flea market, retro style, reuse, thrift shop, used good, vintage, vintage clothing, sustainability, discount store and discount stores.



We are budgeting 5-7% of projected monthly gross revenue for marketing campaigns.

Marketing will be focused on customers profiles in specific zip codes referenced in the ESRI segmentation attachment. We will focus our a buys on Instagram, Snapchat, TikTok, etc.

Our point of sale includes the ability to capture customer data and create profiles. Almost no paid marketing will be offline or paper-based We have received an initial proposal from a local digital marketing agency to handle our campaigns.

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THE TEAM

Owner

Shannon brings 25 years of retail management experience. This includes six years in the resell niche, including Plato's Closet's corporate store where she trained franchisees opening their own locations. She went on to manage high volume brands including Old Navy, Banana Republic, Talbot's, and DSW. Over the course of her corporate career, she opened three stores, and managed businesses with sales over $6m and 10,000 sq ft. in retail space. Her stores regularly performed in the top 10% of their companies. In 2019, she left corporate retail to open a neighborhood coffee shop, which was subsequently named best new business by the readers of the local newspaper.

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Data Room

Intended Use of Funds

Target Raise   Maximum Raise

Buildout	$12,500
Equipment	$11,000
Mainvest Compensation	$1,500
Total	**$25,000**

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$495,000	$600,000	$642,000	$674,099	$694,322
Cost of Goods Sold	$157,500	$180,000	$204,272	$214,485	$220,919
Gross Profit	**$337,500**	**$420,000**	**$437,728**	**$459,614**	**$473,403**
EXPENSES					
Rent	$51,684	$52,976	$54,300	$55,657	$57,048
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$116,736	$141,498	$151,402	$158,971	$163,740
Insurance	$4,392	$4,501	$4,613	$4,728	$4,846
Repairs & Maintenance	$8,796	$9,015	$9,240	$9,471	$9,707
Legal & Professional Fees	$2,496	$2,558	$2,621	$2,686	$2,753
Operating Profit	**$141,396**	**$197,152**	**$202,945**	**$215,179**	**$222,064**

This information is provided by Cheap Chick Trading Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement   **2021 Balance Sheet**

Investment Round Status

Target Raise	$25,000
Maximum Raise	$40,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 12, 2021

Summary of Terms

Legal Business Name	Cheap Chick Trading LL
Investment Structure	Revenue Sharing No
Investment Multiple	1.6
Business's Revenue Share	1.4%-2.2
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Nor
Maturity Date	April 1, 202

Financial Condition

No operating history

Cheap Chick Trading Company is not accepting investment.

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Cheap Chick Trading Company was established in **April 2021**. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cheap Chick Trading Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cheap Chick Trading Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cheap Chick Trading Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cheap Chick Trading Company's core business or the inability to compete successfully against the with other competitors could negatively affect Cheap Chick Trading Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cheap Chick Trading Company's management or vote on and/or influence any managerial decisions regarding Cheap Chick Trading Company. Furthermore, if the founders or other key personnel of Cheap Chick Trading Company were to leave Cheap Chick Trading Company or become unable to work, Cheap Chick Trading Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cheap Chick Trading Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cheap Chick Trading Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cheap Chick Trading Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as a investor. If Cheap Chick Trading Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cheap Chick Trading Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises among other factors are unpredictable and could negatively affect Cheap Chick Trading Company's financial performance or ability to continue to operate. In the event Cheap Chick Trading Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cheap Chick Trading Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cheap Chick Trading Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cheap Chick Trading Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cheap Chick Trading Company will carry some insurance, Cheap Chick Trading Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cheap Chick Trading Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cheap Chick Trading Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cheap Chick Trading Company's management will coincide: you both want Cheap Chick Trading Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cheap Chick Trading Company to act conservative to make sure they are best equipped to repay the Note obligations, while Cheap Chick Trading Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cheap Chick Trading Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cheap Chick Trading Company or management), which is responsible for monitoring Cheap Chick Trading Company's compliance with the law. Cheap Chick Trading Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cheap Chick Trading Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cheap Chick Trading Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cheap Chick Trading Company, and the revenue of Cheap Chick Trading Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cheap Chick Trading Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the

Cheap Chick Trading Company is not accepting investment.

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sentative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Cheap Chick Trading Company is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Cheap Chick Trading Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Cheap Chick Trading Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Cheap Chick Trading Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Cheap Chick Trading Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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Cheap Chick Trading Company is not accepting investment.

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